BMO Funds, Inc.

111 E. Kilbourn Ave., Suite 200

Milwaukee, WI 53202

May 1, 2017

BY EDGAR

Ms. Deborah O’Neill-Johnson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	BMO Mortgage Income Fund (the “Fund”), a series of BMO Funds, Inc. (the “Registrant”); File Nos. 33-48907 and 811-58433

Dear Ms. O’Neal-Johnson:

This letter responds to oral comments received from you on Friday, April 21, 2017 regarding Post-Effective Amendment Number 122 to the Registrant’s Form N-1A Registration Statement filed on March 8, 2017 (the “Post-Effective Amendment”) on behalf of the Fund. The Registrant filed the Post-Effective Amendment for the purpose of changing the Fund’s name, investment objective and principal investment strategy.

Your comments and our responses are set forth below. Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Post-Effective Amendment.

General Comment

1.	Comment: Please indicate supplementally when shareholders of the Fund were first notified of the changes to be made to the Fund’s name, investment objective and principal investment strategy.

Response: The Registrant filed a prospectus supplement describing these changes via EDGAR on March 6, 2017, and first mailed it to shareholders of the Fund on or about March 22, 2017.

Prospectus Comments

2.	Comment: Please confirm supplementally that the management fee rates shown in the “Fees and Expenses of the Fund” table are, in fact, historical rates and not estimates.

Response: The Registrant confirms that the management fee rates shown in the table are historical rates (based on the Fund’s assets as of August 31, 2016) and not estimates.

3.	Comment: In the summary part of the prospectus, under the heading “Principal Investment Strategies,” the last paragraph states that the Fund may invest in various derivative instruments. Please specify the types of derivatives in which the Fund will invest, and ensure that the risks associated therewith are adequately described under the heading “Principal Risks.”

Response: For the information of the staff, the Registrant confirms that the Fund’s use of derivative instruments will be limited and therefore is not a part of the Fund’s principal investment strategy. The Registrant has revised the disclosure in response to the staff’s comment.

4.	Comment: If high portfolio turnover is a principal investment strategy for the Fund (which it appears to be based on the inclusion of this as a principal risk), please add disclosure regarding this strategy to the “Principal Investment Strategies” section.

Response: The requested change has been made.

5.	Comment: Because the Fund’s investment strategy is materially changing, please disclose this fact as a footnote to the information presented under the heading “Fund Performance,” and indicate when the change will take place.

Response: The requested changes have been made.

6.	Comment: If the Registrant includes information regarding disclosure of the Fund’s portfolio holdings on its website, please add a statement to this effect under the heading “Portfolio Holdings.”

Response: The requested change has been made.

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If you have any questions regarding these responses, please contact the undersigned at 414-287-8754.

Very truly yours,

/s/ Michael J. Murphy

Michael J. Murphy

cc:	Working Group

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